For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com
Gildan Activewear Announces 37.8% Increase in Second Quarter EPS
– EPS Ahead of Recent Guidance –
– Company Raises EPS Guidance for Full Fiscal Year –
– Company Appoints New Independent Board Member –
Montréal, Thursday, May 4, 2006 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its fiscal quarter ended April 2, 2006, and updated its earnings guidance for the full 2006 fiscal year.
Second Quarter Sales and Earnings
Gildan reported second quarter net earnings of U.S. $31.0 million and diluted E.P.S. of U.S. $0.51, up respectively 40.3% and 37.8% from adjusted net earnings of U.S. $22.1 million and U.S. $0.37 per share in the second quarter of fiscal 2005. Adjusted net earnings for the second quarter of last year exclude a special charge of U.S. $7.8 million after-tax, or U.S. $0.13 per share, for the closure and relocation of the Company’s Canadian yarn-spinning operations. Net earnings and diluted E.P.S. increased respectively by 116.7% and 112.5% over the second quarter of fiscal 2005, after giving effect to the prior year special charge. E.P.S. were in excess of the Company’s guidance of U.S. $0.45 per share, which it had provided on February 1, 2006, and were a record for the second quarter of a fiscal year.
Compared to the second quarter a year ago, the increase in net earnings and E.P.S. was due to continuing strong growth in unit sales volumes and higher gross margins, partially offset by higher selling, general and administrative and depreciation expenses.
Sales in the second quarter amounted to U.S. $183.8 million, up 11.2% from U.S. $165.3 million in the second quarter of last year. The increase in sales revenues reflected a 13.9% increase in unit sales volumes, partially offset by the impact of an approximate 1.5% reduction in net selling prices. The higher unit sales were due to continuing market share penetration and 5.9% growth in overall industry unit shipments in the quarter, based on the S.T.A.R.S. report. Although the value of the

S.T.A.R.S. report in the first calendar quarter of 2006 continued to be reduced by the non-participation of the Company’s largest distributor, it is understood that, with effect from the second calendar quarter, this distributor will participate in S.T.A.R.S., and that historical data will be restated on a comparable basis. The table below summarizes the S.T.A.R.S. data for the calendar quarter ended March 31, 2006.

Gildan	Gildan		Gildan	Industry
Market Share	Market Share		Unit Growth	Unit Growth
Q2 2006	Q2 2005		Q2 2006 vs. Q2 2005	Q2 2006 vs. Q2 2005

38.7%	35.4%	All products	9.4%	5.9%

39.6%	36.3%	T-shirts	8.7%	5.5%

32.5%	33.1%	Sport shirts	3.3%	5.1%

30.5%	23.9%	Fleece	28.6%	11.7%
Gross margins in the second quarter were 33.4%, versus 30.1% in the second quarter of 2005. The increase in gross margins was due to more favourable cotton costs and positive manufacturing efficiencies. In addition, margins were positively impacted by the reversal of a prior year reserve of U.S. $1.1 million for litigation related to cotton purchase contracts in fiscal 2001, which has now been resolved in Gildan’s favour. These factors were partially offset by the reduction in selling prices, while margins in the quarter also continued to reflect higher energy and transportation costs, as well as start-up costs for the Dominican Republic textile facility and new sewing plants.
Selling, general and administrative expenses in the second quarter were U.S. $20.7 million, or 11.3% of sales, compared to U.S. $18.3 million, or 11.1% of sales, in the second quarter of last year. The increase in selling, general and administrative expenses was due to higher volume-related distribution expenses, the continuing development of the organization to support the Company’s ongoing growth strategy, and the impact of the stronger Canadian dollar, partially offset by an adjustment to the reserve for doubtful accounts. The increase of U.S. $1.2 million in depreciation expense was due to the Company’s major ongoing investments in capacity expansion, in particular the new Dominican Republic facility.
Year-to-date Sales and Earnings
Sales for the six months ended April 2, 2006 were U.S. $304.1 million, up 10.9% from the corresponding period of last year, due to an increase of 14.3% in unit sales volumes, partially offset by the impact of lower selling prices in

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the second quarter of fiscal 2006 and unfavourable product-mix in the first quarter.
Net earnings for the first six months of fiscal 2006 were U.S. $47.2 million, or U.S. $0.78 per share, up respectively 54.8% and 52.9% from adjusted net earnings of U.S.$30.5 million and U.S. $0.51 per share in fiscal 2005, before the prior year special charge for the closure of the Canadian yarn-spinning facilities. Net earnings and diluted E.P.S. increased by 107.9% and 105.3% respectively from U.S $22.7 million and U.S. $0.38 per share, after taking account of the special charge in fiscal 2005.
Sales and Earnings Guidance
Due to the more favourable than anticipated results for the second quarter, the Company has increased its E.P.S. guidance for the full 2006 fiscal year to approximately U.S. $1.96 per share, compared with its most recent guidance of approximately U.S. $1.90 per share. The revised full year guidance reflects a projected increase of 26% in E.P.S. compared with adjusted net earnings of U.S. $1.55 per share in fiscal 2005, before reflecting the prior year special charge. Sales revenues for the full 2006 fiscal year are projected at approximately U.S. $740 million, representing an increase of approximately 13% over fiscal 2005.
Gildan projects diluted E.P.S. for the third quarter of fiscal 2006 of approximately U.S. $0.63 per share, up approximately 10% from the third quarter of last year, and diluted E.P.S. of approximately U.S. $0.56 per share in the fourth quarter, up approximately 19% from the fourth quarter of fiscal 2005.
The Company’s sales and diluted E.P.S. guidance for the second half of the year reflects the assumption of a further 1.5% reduction in selling prices, compared with the second quarter, and an approximate 2% reduction in selling prices compared to the second half of fiscal 2005. Unit sales volumes are projected to increase by approximately 15% compared to the second half of fiscal 2005. However, the impact of lower than previously projected selling prices and unit sales volumes in the second half of the fiscal year is expected to be fully offset by more favourable product-mix, due to a higher proportion of sweatshirts and colour T-shirts, combined with greater than previously assumed manufacturing efficiencies.
Cash Flow
During the second quarter, the Company’s cash and cash equivalents decreased by U.S. $42.2 million, after utilizing U.S. $51.6 million to finance a seasonal increase in accounts receivable, and after financing capital expenditures of U.S. $23.8 million. Capital expenditures are still expected to total approximately U.S. $90 million for the full fiscal year. In addition, Gildan is progressing with the evaluation of a potential acquisition opportunity in the sock industry. The Company believes that its operating cash flow and unused credit facilities will provide it with sufficient liquidity to finance the potential sock acquisition, as well as its capital expenditures and the next scheduled principal repayment of its U.S. Senior Notes in June 2006.

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Board Appointment
Gildan also announced today the appointment of William D. Anderson to its Board of Directors. Mr. Anderson has had a successful career as a business leader in Canada spanning over 30 years. Most recently, Mr. Anderson served as Chairman and Chief Executive Officer of Bell Canada International Inc., and previously held the position of Chief Financial Officer of BCE Inc. Prior to joining the Bell Canada organization, Mr. Anderson was a partner with KPMG. As such, he is a Chartered Accountant who further reinforces the financial expertise on Gildan’s Board of Directors and Audit Committee. Mr. Anderson currently serves on the Board and Audit Committee of other companies, including Four Seasons Hotels Inc., Sears Canada Inc., and TransAlta Corporation. With the addition of Mr. Anderson, Gildan’s Board of Directors now comprises seven members, of which six are independent of management. All Board Committees are composed exclusively of independent directors.
Disclosure of Outstanding Share Data
As of April 30, 2006 there were 60,073,556 common shares issued and outstanding along with 453,447 stock options and 343,500 restricted share units outstanding. Each stock option and restricted share unit entitles the holder to either purchase or receive one common share at the end of the vesting period.
Profile
Gildan Activewear is a vertically-integrated marketer and manufacturer of premium quality branded basic apparel. The Company manufactures premium quality basic T-shirts, sport shirts and sweatshirts for sale in the wholesale imprinted sportswear market. The Company sells its products as blanks, which are ultimately decorated by screenprinters with designs and logos for sale to consumers. Gildan has announced plans to sell its products into the mass-market retail channel, in addition to the screenprint market. In conjunction with this strategy, Gildan is expanding its product-line to include underwear and athletic socks.
Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.
This release includes reference to certain Non-GAAP Financial Measures such as net earnings and earnings per share before the special charge. The Company uses and presents certain Non-GAAP Financial Measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as

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prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.
Information for shareholders
Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 29788267, or by live sound web cast on Gildan’s Internet site (“Investor Relations” section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 13118097, until May 11, 2006 at midnight, or by sound web cast on Gildan’s web site for 30 days.

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Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	April 2, 2006	April 3, 2005	April 2, 2006	April 3, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$183,783	$165,321	$304,093	$274,278
Cost of sales	122,375	115,641	199,790	192,218

Gross profit	61,408	49,680	104,303	82,060

Selling, general and administrative expenses	20,706	18,285	38,769	34,612
Special charge (note 1)	—	11,886	—	11,886

	40,702	19,509	65,534	35,562

Depreciation and amortization	7,712	6,490	15,142	12,370
Interest expense, net	703	1,299	1,269	2,500
Non-controlling interest in income of consolidated joint venture	156	115	48	115

Earnings before income taxes	32,131	11,605	49,075	20,577

Income tax expense (recovery)	1,116	(2,707)	1,865	(2,122)

Net earnings	$31,015	$14,312	$47,210	$22,699

Basic EPS	$0.52	$0.24	$0.79	$0.38

Diluted EPS	$0.51	$0.24	$0.78	$0.38

Weighted average number of shares outstanding (in thousands)
Basic	60,054	59,617	60,012	59,512
Diluted	60,647	60,086	60,603	59,928
See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Six months ended
	April 2, 2006	April 3, 2005	April 2, 2006	April 3, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from (used in) operating activities:
Net earnings	$31,015	$14,312	$47,210	$22,699
Adjustments for:
Depreciation and amortization	7,712	6,490	15,142	12,370
Future income taxes	191	(3,191)	418	(3,374)
Loss on disposal and writedown of fixed assets	302	8,034	342	8,359
Stock-based compensation expense	248	217	525	417
Other	20	313	167	154

	39,488	26,175	63,804	40,625
Net changes in non-cash working capital balances:
Accounts receivable	(51,573)	(40,390)	5,256	(2,689)
Inventories	(7,747)	1,269	(51,730)	(24,036)
Prepaid expenses and deposits	(624)	(879)	505	(3,439)
Accounts payable and accrued liabilities	2,485	10,175	(3,792)	(2,111)
Income taxes payable	(73)	(160)	(15)	76

	(18,044)	(3,810)	14,028	8,426

Cash flows from (used in) financing activities:
Net (decrease) increase in long-term debt	(673)	(551)	(581)	355
Contribution by non-controlling interest	—	2,500	—	2,500
Proceeds from the issuance of shares	587	3,278	1,447	3,687

	(86)	5,227	866	6,542

Cash flows used in investing activities:
Purchase of fixed assets, net of disposals	(23,849)	(21,041)	(36,223)	(43,130)
Increase in other assets	(144)	(2,555)	(251)	(2,609)

	(23,993)	(23,596)	(36,474)	(45,739)

Effect of exchange rate changes on cash and cash equivalents	(44)	(159)	(93)	143

Net decrease in cash and cash equivalents during the period	(42,167)	(22,338)	(21,673)	(30,628)

Cash and cash equivalents, beginning of period	90,296	52,381	69,802	60,671

Cash and cash equivalents, end of period	$48,129	$30,043	$48,129	$30,043

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	April 2, 2006	October 2, 2005	April 3, 2005
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$48,129	$69,802	$30,043
Accounts receivable	103,376	108,646	89,223
Inventories	186,591	134,861	141,107
Prepaid expenses and deposits	3,889	4,394	6,751
Future income taxes	10,580	10,135	9,606

	352,565	327,838	276,730

Fixed assets	282,086	260,615	234,577
Assets held for sale	5,027	5,027	8,025
Other assets	4,135	4,036	6,112

Total assets	$643,813	$597,516	$525,444

Current liabilities:
Bank indebtedness	$3,980	$3,980	$—
Accounts payable and accrued liabilities	83,413	86,843	76,345
Income taxes payable	2,209	2,206	2,166
Current portion of long-term debt	19,712	19,859	19,718

	109,314	112,888	98,229

Long-term debt	26,854	27,288	40,595
Future income taxes	32,461	31,386	26,746
Non-controlling interest	5,442	5,394	5,476

Shareholders’ equity:
Share capital	85,624	84,177	81,857
Contributed surplus	2,121	1,596	1,098
Retained earnings	355,749	308,539	245,195
Cumulative translation adjustment	26,248	26,248	26,248

	469,742	420,560	354,398

Total liabilities and shareholders’ equity	$643,813	$597,516	$525,444

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc. – Notes to Interim consolidated financial statements
For complete notes to the interim consolidated financial statements, please refer to filings with the various securities regulatory authorities.
1.	At the end of March 2005, the Company closed its two Canadian yarn-spinning operations. A major portion of the equipment was transferred to a new yarn-spinning facility in Clarkton, North Carolina, which is operated by the Company’s joint-venture with Frontier Spinning Mills, Inc. In the second quarter of fiscal 2005 the Company reported closure costs of $7.8 million after tax, or $0.13 per share, which consisted mainly of a writedown of assets held for sale to their estimated fair value, together with severance costs. Basic and diluted earnings per share for the three months and six months ended April 3, 2005 have been presented below as reported and before the impact of these closure costs:

	Three months ended	Six months ended
	April 3, 2005	April 3, 2005
Basic EPS as reported	$0.24	$0.38
Special charge	0.13	0.13

Basic EPS before special charge	$0.37	$0.51

Diluted EPS as reported	$0.24	$0.38
Special charge	0.13	0.13

Diluted EPS before special charge	$0.37	$0.51
In the fourth quarter of fiscal 2005, the Company realized an after-tax gain of $0.8 million or $0.01 per share from the sale of equipment, thereby reducing the cumulative amount of the charge to $7.0 million after-tax or $0.12 per share, for the full fiscal year.
2.	The income tax recovery of $2.7 million in the second quarter of fiscal 2005 was due to the closure of the Canadian yarn-spinning operations. Excluding the impact of the closure costs, the tax provision for the second quarter of fiscal 2005 was $1.4 million, resulting in a tax rate of 5.9%. The tax provision for the six months ended April 3, 2005, excluding the closure costs, was $2.0 million, resulting in a tax rate of 6.0%.
3.	Certain comparative figures have been reclassified in order to conform to the current’s year’s presentation.